# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Atlas Critical Minerals Corporation, CIK 0001684688
CUSIP: G5211G200
Title of class of securities: Common Stock, par value $0.001
Address of issuer's principal executive offices: 1200 N. Federal Hwy, Suite 200, Boca Raton, Florida (FL), 33432
Date of event which requires filing of this statement: 01/08/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001607172

## Reporting persons
- Marc Fogassa: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,222,884; shared voting power 0; sole dispositive power 1,222,884; shared dispositive power 0; aggregate amount beneficially owned 1,222,884 (24.47% of the class)
  Comment: : Ownership comprises 1,222,883 shares of Common Stock and one share of Series A Convertible Preferred Stock (the "Series A Preferred") which is convertible at any time, at the election of the Reporting Person, into one (1) share of Common Stock. Ownership of Common Stock assumes conversion of the Series A Preferred. The Series A Preferred entitles the Reporting Person to 51% of the total number of votes, voting together with the holders of Common Stock as a single class, in connection with the election of director and all other matters submitted to a vote of the Issuer's shareholders. The percentage reported does not reflect the 51% voting power of the Series A Preferred because the shares are treated as converted into Common Stock for the purpose of this Schedule 13G.

## Item 1. Issuer
Name of issuer: Atlas Critical Minerals Corporation
Address of issuer's principal executive offices: Rua Antonio de Albuquerque, 156, Suite 1720 Belo Horizonte, Minas Gerais, Brazil, 30112-010

## Item 2. Person Filing
Name of person filing: Marc Fogassa (the "Reporting Person")
Address of principal business office or, if none, residence:
1200 N. Federal Hwy, Suite 200
Boca Raton, Florida 33432
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
1,222,884

The number of shares of Common Stock beneficially owned by the Reporting Person includes 1,222,883 shares of Common Stock and one (1) share of Series A Preferred which is convertible at any time, at the election of the Reporting Person, into one (1) share of Common Stock.
Percent of class:
24.47%

The percentage of shares of Common Stock reported owned by the Reporting Person is based on information included in the Issuer's Prospectus dated January 8, 2026, as filed with the Securities and Exchange Commission (the "SEC") on January 12, 2026 pursuant to Rule 424(b)(4) (the "Prospectus"), which reported that 3,617,445 shares were outstanding as of January 8, 2026, and the Issuer's Form 6-K furnished to the SEC on January 12, 2026, which reported that 1,380,000 were issued in the Issuer's underwritten public offering, for a total of 4,997,445 shares outstanding as of that date.
Sole power to vote or to direct the vote:
1,222,884

The number of shares which the Reporting Person has the sole power to vote includes 1,222,883 shares of Common Stock and one (1) share of Series A Preferred which is convertible at any time, at the election of the Reporting Person, into one (1) share of Common Stock, and assumes the conversion of the Series A Preferred. The Series A Preferred entitles the Reporting Person to 51% of the total number of votes, voting together with the holders of Common Stock as a single class, in connection with the election of director and all other matters submitted to a vote of the Issuer's shareholders. As a result, the Reporting Person's aggregate voting power, based on the ownership of both the Common Stock and the unconverted Series A Preferred, is 62.9%.
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,222,884
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Marc Fogassa: /s/ Marc Fogassa, Marc Fogassa (03/06/2026)